                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                              (Amendment No. 1)(1)


                              Shaw Industries, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   820286 10 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Marc D. Hamburg
                             Berkshire Hathaway Inc.
                    1440 Kiewit Plaza, Omaha, Nebraska 68131
                                 (402) 346-1400
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 19, 2000
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                         (Continued on following pages)
                               Page 1 of 11 Pages

--------------

         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 820286 10 2                  13D                    Page 2 of 11 Pages

-------------------------------------------------------------------------------------------------------------
1         Name of Reporting Persons
          I.R.S. Identification Nos. of above persons (Entities Only)

          Berkshire Hathaway Inc.

-------------------------------------------------------------------------------------------------------------
2         Check the appropriate box if a member of a Group                                         (a) [X]
                                                                                                   (b) [ ]

-------------------------------------------------------------------------------------------------------------
          SEC USE ONLY
3
-------------------------------------------------------------------------------------------------------------
4         Source of Funds
          OO

-------------------------------------------------------------------------------------------------------------
5         Check box if disclosure of legal proceedings is required
          pursuant to item 2(d) or 2(e)                                                                [ ]

-------------------------------------------------------------------------------------------------------------
6         Citizenship or place of organization
          Delaware

-------------------------------------------------------------------------------------------------------------
          Number of Shares            7          Sole Voting Power
                                                 2,194,200

                                   --------------------------------------------------------------------------
         Beneficially Owned           8          Shared Voting Power**
                                                 35,200,790
                                   --------------------------------------------------------------------------
          By Each Reporting           9          Sole Dispositive Power
                                                 2,194,200

                                   --------------------------------------------------------------------------
             Person With              10         Shared Dispositive Power

-------------------------------------------------------------------------------------------------------------
11        Aggregate Amount Beneficially Owned by Each Reporting Person**
          43,072,186
-------------------------------------------------------------------------------------------------------------
12        Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares                        [ ]

-------------------------------------------------------------------------------------------------------------
13        Percent of Class Represented by Amount in Row (11)**
          34.6%

-------------------------------------------------------------------------------------------------------------
14        Type of Reporting Person
          CO

-------------------------------------------------------------------------------------------------------------

**       Pursuant to Rule 13d-5(b) under the Securities Exchange Act of 1934, as amended, the filing persons acquired beneficial ownership of such shares of Shaw Industries, Inc. common stock by virtue of agreements which are described in Items 3 and 4 of this report.

CUSIP No. 820286 10 2                  13D                    Page 3 of 11 Pages

-------------------------------------------------------------------------------------------------------------
1         Name of Reporting Persons
          I.R.S. Identification Nos. of above persons (Entities Only)

          Warren E. Buffett

-------------------------------------------------------------------------------------------------------------
2         Check the appropriate box if a member of a Group                                           (a) [X]
                                                                                                     (b) [ ]

-------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY

-------------------------------------------------------------------------------------------------------------
4         Source of Funds
          AF

-------------------------------------------------------------------------------------------------------------
5         Check box if disclosure of legal proceedings is required
          pursuant to item 2(d) or 2(e)                                                                  [ ]

-------------------------------------------------------------------------------------------------------------
6         Citizenship or place of organization

          United States citizen
-------------------------------------------------------------------------------------------------------------
          Number of Shares            7          Sole Voting Power
                                                 2,194,200

                                   --------------------------------------------------------------------------
         Beneficially Owned           8          Shared Voting Power**
                                                 35,200,790

                                   --------------------------------------------------------------------------
          By Each Reporting           9          Sole Dispositive Power
                                                 2,194,200

                                   --------------------------------------------------------------------------
             Person With              10         Shared Dispositive Power

-------------------------------------------------------------------------------------------------------------
11        Aggregate Amount Beneficially Owned by Each Reporting Person**
          43,072,186

-------------------------------------------------------------------------------------------------------------
12        Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares                          [ ]

-------------------------------------------------------------------------------------------------------------
13        Percent of Class Represented by Amount in Row (11)**
          34.6%

-------------------------------------------------------------------------------------------------------------
14        Type of Reporting Person
          IN

-------------------------------------------------------------------------------------------------------------

**       Pursuant to Rule 13d-5(b) under the Securities Exchange Act of 1934, as amended, the filing persons acquired beneficial ownership of such shares of Shaw Industries, Inc. common stock by virtue of agreements which are described in Items 3 and 4 of this report.

CUSIP No. 820286 10 2                  13D                    Page 4 of 11 Pages

-------------------------------------------------------------------------------------------------------------
1         Name of Reporting Persons
          I.R.S. Identification Nos. of above persons (Entities Only)

          SII Acquisition, Inc.

-------------------------------------------------------------------------------------------------------------
2         Check the appropriate box if a member of a Group                                            (a) [X]
                                                                                                      (b) [ ]

-------------------------------------------------------------------------------------------------------------
          SEC USE ONLY
3

-------------------------------------------------------------------------------------------------------------
4         Source of Funds
          OO

-------------------------------------------------------------------------------------------------------------
5         Check box if disclosure of legal proceedings is required
          pursuant to item 2(d) or 2(e)                                                                   [ ]

-------------------------------------------------------------------------------------------------------------
6         Citizenship or place of organization
          Georgia

-------------------------------------------------------------------------------------------------------------
          Number of Shares            7          Sole Voting Power

                                   --------------------------------------------------------------------------
         Beneficially Owned           8          Shared Voting Power**
                                                 35,200,790
                                   --------------------------------------------------------------------------
          By Each Reporting           9          Sole Dispositive Power

                                   --------------------------------------------------------------------------
             Person With              10         Shared Dispositive Power

-------------------------------------------------------------------------------------------------------------
11        Aggregate Amount Beneficially Owned by Each Reporting Person**
          43,072,186
-------------------------------------------------------------------------------------------------------------
12        Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares                           [ ]

-------------------------------------------------------------------------------------------------------------
13        Percent of Class Represented by Amount in Row (11)**
          34.6%

-------------------------------------------------------------------------------------------------------------
14        Type of Reporting Person
          CO

-------------------------------------------------------------------------------------------------------------

**       Pursuant to Rule 13d-5(b) under the Securities Exchange Act of 1934, as amended, the filing persons acquired beneficial ownership of such shares of Shaw Industries, Inc. common stock by virtue of agreements which are described in Items 3 and 4 of this report.

         This Amendment No. 1 to Schedule 13D is being filed solely to correct certain share numbers included in the cover pages to the Schedule 13D filed by each of the reporting persons on October 30, 2000 and to correct certain share numbers in each of the Items 3, 4 and 5 to such Schedule 13D relating to the total number of shares which are subject to the Voting Agreement (as defined in Item 4) and/or owned by the parties to the Contribution Agreement (as defined in Item 4).

ITEM 1.  SECURITY AND ISSUER

         This Amendment No. 1 to Schedule 13D relates to shares of common stock, no par value per share ("Common Stock"), of Shaw Industries, Inc., a Georgia corporation ("Shaw"). Shaw's principal executive offices are located at 616 East Walnut Avenue, Dalton, Georgia, 30722.

ITEM 2.  IDENTITY AND BACKGROUND

(A)-(B)

         This statement is filed by:

                  Berkshire Hathaway Inc. ("Berkshire") (a Delaware corporation), 1440 Kiewit Plaza, Omaha, Nebraska 68131;

                  Warren E. Buffett (an individual and United States citizen), 1440 Kiewit Plaza, Omaha, Nebraska 68131; and

                  SII Acquisition, Inc. ("SII") (a Georgia corporation), 1440 Kiewit Plaza, Omaha, Nebraska 68131.

         The executive officers of Berkshire are as follows:

                  Chairman of the Board and              Warren E. Buffett
                  Chief Executive Officer

                  Vice Chairman of the Board             Charles T. Munger

                  Vice President and                     Marc D. Hamburg
                  Chief Financial Officer


         The directors of Berkshire are as follows:

                  Warren E. Buffett, Chairman
                  Charles T. Munger, Vice Chairman
                  Howard G. Buffett
                  Susan T. Buffett
                  Malcolm G. Chace
                  Ronald L. Olson
                  Walter Scott, Jr.


         The business addresses of the executive officers and the directors of Berkshire and of Warren E. Buffett are as follows:

                  Howard G. Buffett, 1004 East Illinois Street, Assumption, Illinois 62510

                  Susan T. Buffett, 1440 Kiewit Plaza, Omaha, Nebraska 68131

                  Warren E. Buffett, 1440 Kiewit Plaza, Omaha, Nebraska 68131

                  Malcolm G. Chace, One Providence Washington Plaza, Providence, Rhode Island 02903

                  Marc D. Hamburg, 1440 Kiewit Plaza, Omaha, Nebraska 68131

                  Charles T. Munger, 355 South Grand Avenue, Los Angeles, California 90071

                  Ronald L. Olson, 355 South Grand Avenue, Los Angeles, California 90071

                  Walter Scott, Jr., 1000 Kiewit Plaza, Omaha, Nebraska 68131

         The executive officers of SII are as follows:

                  Chief Executive Officer                Warren E. Buffett

                  Vice President, Secretary              Marc D. Hamburg
                  Chief Financial Officer

         The sole director of SII is Marc D. Hamburg.

         The business addresses for Mr. Buffett and Mr. Hamburg are as set forth above.

(C) Berkshire is a holding company owning subsidiaries engaged in a number of diverse business activities, the most important of which is the property and casualty insurance and reinsurance business. Other business activities conducted by Berkshire's subsidiaries include publication of a daily and Sunday newspaper in Buffalo, New York; training services to operators of aircraft and ships; providing fractional ownership programs for general aviation aircraft; manufacture and marketing of home cleaning systems and related accessories; manufacture and sale of boxed chocolates and other confectionery products; licensing and servicing of approximately 5,800 Dairy Queen stores, which feature hamburgers, hot dogs, various dairy desserts, and beverages; retailing of home furnishings; retailing of fine jewelry; manufacture, import, and distribution of footwear; and manufacture and production of face brick and concrete masonry products.

                  The present principal occupation of Warren E. Buffett is Chairman of the Board and Chief Executive Officer of Berkshire.

                  The present principal occupations of the executive officers and directors of Berkshire are as follows:

                           Warren E. Buffett is Chairman of the Board and Chief Executive Officer of Berkshire.

                           Charles T. Munger is Vice Chairman of the Board of Berkshire and Chairman of the Board and Chief Executive Officer of Wesco Financial Corporation (an 80.1% subsidiary of Berkshire).

                           Susan T. Buffett is a private investor.

                           Howard G. Buffett is Chairman of the Board of The GSI Group, a company primarily engaged in the manufacture of agricultural equipment.

                           Malcolm G. Chace is Chairman of the Board of BankRI, a community bank located in Rhode Island.

                           Marc D. Hamburg is Vice President and Chief Financial Officer of Berkshire.

                           Ronald L. Olson is a partner of the law firm of Munger, Tolles & Olson LLP.

                           Walter Scott, Jr., is Chairman of the Board and Chief Executive Officer of Level 3 Communications, Inc., a successor to certain businesses of Peter Kiewit Sons', Inc. and which is engaged in telecommunications and computer outsourcing.

                  SII was formed by Berkshire solely for the purpose of engaging in the merger with Shaw and the related transactions described in Item 4 of this Schedule 13D.

                  The present principal occupations of Mr. Buffett, the Chief Executive Officer of SII, and of Mr. Hamburg, the Vice President, Secretary and Chief Financial Officer of SII, are as set forth above.

(D) None of the persons filing this Schedule 13D, nor, to their best knowledge, any of the other executive officers or directors of Berkshire or SII, have been convicted, during the last five years, in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(E) None of the persons filing this Schedule 13D, nor, to their best knowledge, any of the other executive officers or directors of Berkshire or SII, have, during the last five years, been party to a civil proceeding resulting in a judgment, decree, or final order relating to any violation of federal or state securities laws.

(F) Every natural person identified in Item 2 of this Schedule 13D is a United States citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  As further described in Item 4 (the answer to which is incorporated herein by reference), on October 19, 2000, Berkshire and SII entered into an agreement to propose to acquire Shaw through a merger of SII with and into Shaw (the "Merger"), and, in connection therewith, entered into a related contribution agreement with certain members of Shaw's board of directors and management, as well as certain other shareholders of Shaw. Berkshire and SII also entered into a voting agreement with certain shareholders of Shaw. By virtue of the contribution agreement and voting agreement and without the use of any funds, Berkshire and SII acquired beneficial ownership, as provided in Rule 13d-5(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), of 40,877,986 shares of Shaw owned by Shaw shareholders who are party to the voting agreement and/or the contribution agreement (based on numbers provided by them). Berkshire and SII do not have an economic interest in such shares. Berkshire also owns 2,194,200 shares of Shaw, which it purchased prior to entering into these agreements.

ITEM 4.  PURPOSE OF TRANSACTION

(A)-(B) On October 19, 2000, Berkshire and SII entered into an Agreement and Plan of Merger (the "Merger Agreement") with Shaw. The Merger Agreement provides that, subject to the terms and conditions thereof (including, without limitation, approval by the shareholders of Shaw and certain regulatory approvals), SII will merge with and into Shaw (the "Merger"), with Shaw continuing as the surviving corporation (the "Surviving Corporation"). Upon consummation of the Merger, all of the outstanding shares of Common Stock (other than shares held by Shaw, SII, or any of their respective subsidiaries, and shares which have perfected appraisal rights), will be converted into the right to receive $19.00 per share in cash (the "Merger Consideration"). The Merger will be subject to Section 13(e) of the Exchange Act.

                In connection with the Merger Agreement, on October 19, 2000, Berkshire and SII entered into a contribution and participation agreement (the "Contribution Agreement") with Robert E. Shaw (a director of Shaw and its Chairman and Chief Executive Officer) certain of Mr. Shaw's family members and related family interests, certain family interests of, Julian D. Saul (a director of Shaw and its President), W. Norris Little (through a family limited partnership) and William C. Lusk (each a director of Shaw) and eight other members of Shaw's management (collectively, the "Continuing Shareholders"). The Contribution Agreement provides that, subject to the terms and conditions thereof, Berkshire will contribute 2,194,200 shares of Common Stock and cash in the amount of $2,016,686,315 to SII in exchange for 108,335,585 shares of SII common stock and the Continuing Shareholders will contribute an aggregate of 15,802,638 shares of Common Stock to SII in exchange for an equal amount of shares of SII common stock. In the Merger, the shares of SII common stock will be converted into shares of common stock of the Surviving Corporation.

                In connection with the Merger Agreement, Berkshire and SII also entered into a voting agreement (the "Voting Agreement") with Robert E. Shaw, the Julian D. Saul Family Trust, J.C. Shaw, Shaw Family Holdings, LLC, the Linda Saul Schejola Family Trust, Julius Shaw, Jr., R. Julian McCamy, and Eleanor Shaw McCamy. Pursuant to the Voting Agreement, each of these shareholders is required to vote the shares of Common Stock owned by such shareholder in favor of the Merger and against any third party proposal, and each of them has granted Berkshire an irrevocable proxy to vote all shares of Common Stock owned by such shareholder at the special meeting called to consider and vote upon the Merger and at any other meeting of Shaw shareholders at which the Merger is considered. In addition, pursuant to the terms of the Voting Agreement, such shareholders are restricted from transferring or otherwise disposing of their shares of Common Stock. A total of 35,200,790 shares of Common Stock are subject to the Voting Agreement.

(C)             Not applicable.

(D) The Agreement provides that the directors of SII at the time of the Merger will be the directors of the Surviving Corporation and that the officers of Shaw at the time of the Merger will be the officers of the Surviving Corporation.

(E) In connection with the Merger, each share of Common Stock (other than shares held by Shaw, SII, or any of their respective subsidiaries, and shares which have perfected appraisal rights) will be converted into the right to receive the Merger Consideration. Following the Merger, it is expected that Berkshire will own approximately 87.3% and that the Continuing Shareholders will own in the aggregate approximately 12.7% of the outstanding capital stock of the Surviving Corporation.

(F)             Not applicable.

(G) In connection with the Merger, the articles of incorporation of Shaw at the time of the Merger will be the articles of incorporation of the Surviving Corporation but will be amended, immediately after filing the certificate of merger, to conform to the articles of incorporation of SII. The bylaws of SII at the time of the Merger will become the bylaws of the Surviving Corporation.

(H)-(I) In connection with the Merger, the Common Stock will be delisted from the New York Stock Exchange and the Pacific Stock Exchange and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

(J)            Not applicable.

               The descriptions in this Item 4 of the Merger Agreement, the Contribution Agreement, and the Voting Agreement are qualified in their entirety by reference to such agreements, which are attached hereto as Exhibits 1 through 3 and incorporated by reference herein.

ITEM 5.  INTEREST IN SECURITIES OF SHAW

(A)-(B) Warren E. Buffett, Chairman of the Board and Chief Executive Officer of Berkshire, may be deemed to control Berkshire. SII, Berkshire and Mr. Buffett thus may be considered to have beneficial ownership of the 40,877,986 shares of Common Stock which are owned (or which may be acquired pursuant to options currently exercisable, or which become exercisable within the next 60 days) by shareholders of Shaw (other than Berkshire) who are parties to the Contribution Agreement and/or the Voting Agreement (both such agreements are described in Items 3 and 4, the answers to which are incorporated herein by reference). As of the date hereof, 40,877,986 shares of Common Stock represent approximately 32.88% of the outstanding shares of Common Stock. None of Berkshire, Mr. Buffett or SII has dispositive power over any of such shares. Other than the portion of such shares (35,200,790 in total) which are subject to the Voting Agreement, none of Berkshire, Mr. Buffett or SII has voting power over any of such shares.

               Berkshire also owns 2,194,200 shares of Common Stock that it acquired prior to entering into the agreements described herein. As of the date hereof, 2,194,200 shares of Common Stock represent approximately 1.77% of the outstanding shares of Common stock. Berkshire has both sole voting and sole investment power with respect to such shares.

               Appendix A hereto, which is incorporated by reference herein, sets forth the number of shares of Common Stock owned by each shareholder of Shaw (other than Berkshire) who is a party to the Contribution Agreement and/or the Voting Agreement (based on numbers provided by such shareholders), and information as to whether each such shareholder has sole or shared voting and dispositive power over such shares (based on information provided by such shareholders).

(C)      None.

(D)      Not applicable.

(E)      Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF SHAW

               As described in Item 4 (the answer to which is incorporated herein by reference), Berkshire and the other members of the investor group entered into the Voting Agreement. In connection with the irrevocable proxy given to Berkshire under the Voting Agreement, Berkshire and Shaw also entered into an investor voting agreement (the "Investor Voting Agreement"). Subject to the terms and conditions thereof, Berkshire will vote the portion of the Shaw shares which are subject to the Voting Agreement and are also being contributed to SII by members of the investor group (approximately 10.8% of the outstanding shares) in the same proportion as all of the other shares voting on the Merger and the Merger Agreement vote on such matters. The foregoing discussion of the Investor Voting Agreement is qualified in its entirety by reference to the Investor Voting Agreement filed as Exhibit 4 and incorporated by reference herein.

                  In addition to the provisions of the Contribution Agreement as described in Item 4, the Contribution Agreement provides that the Continuing Shareholders have certain rights to require Berkshire to purchase, and that Berkshire has certain rights to require the Continuing Shareholders to sell to it, their shares of common stock of the Surviving Corporation for a formula based price. The Contribution Agreement also restricts the ability of the Continuing Shareholders to transfer their shares of Common Stock pending the Merger and their shares of common stock of the Surviving Corporation following the Merger.

                  Other than these agreements and those others described in Items 3 and 4 (the answers to which are incorporated herein by reference), to the best knowledge of the filing persons, there are no other contracts, agreements, understandings or relationships (legal or otherwise) among the persons or entities listed in Item 2 and between such persons or entities and any person or entity with respect to any securities of Shaw, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         1. Agreement and Plan of Merger, dated as of October 19, 2000, by and among Berkshire, SII and Shaw (incorporated by reference to Exhibit 99.1 to Berkshire's Current Report on Form 8-K/A filed with the Commission on November 3, 2000).

         2. Contribution and Participation Agreement, dated as of October 19, 2000, by and among Berkshire, SII, and the Continuing Shareholders (incorporated by reference to Exhibit 99.2 to Berkshire's Current Report on Form 8-K filed with the Commission on October 24, 2000).


         3. Amended and Restated Voting Agreement, dated as of October 30, 2000, by and among Berkshire, SII, Robert E. Shaw, the Julian
                  D. Saul Family Trust, J.C. Shaw, Shaw Family Holdings, LLC, the Linda Saul Schejola Family Trust, Julius Shaw, Jr., R. Julian McCamy, and Eleanor Shaw McCamy.*

         4. Investor Voting Agreement, dated as of October 19, 2000, between Berkshire and Shaw (incorporated by reference to Exhibit 99.4 to Berkshire's Current Report on Form 8-K filed with the Commission on October 24, 2000).

         5.       Joint Filing Agreement.*


------------------
*Previously filed.

                                   SIGNATURES

         After reasonable inquiry and to the best knowledge and belief of each, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.


Dated this 9th day of November, 2000.


BERKSHIRE HATHAWAY INC.                      WARREN E. BUFFETT



By: /s/ Warren E. Buffett                    /s/ Warren E. Buffett
    --------------------------------         ----------------------------------
    Warren E. Buffett
    Chairman of the Board


SII ACQUISITION, INC.



By: /s/ Warren E. Buffett
    --------------------------------
    Warren E. Buffett
    Chief Executive Officer

                                 Appendix A

                            Sole Voting  Sole Dispositive  Shared Voting  Shared Dispositive  Current Right                 % of
Shareholder                   Power            Power           Power            Power          to Acquire*     Total     Outstanding
-----------                 -----------  ----------------  -------------  ------------------  ------------- -----------  -----------
Robert E. Shaw                197,395        6,832,348         567,840          567,840            --         7,400,583      5.97
Robert E. Shaw, L.P.          100,000          100,000              --               --            --           100,000       .08
Anna Sue Shaw                      --               --         567,840          567,840            --           567,840       .05
Robert E. Shaw, Jr.           316,599          316,599              --               --            --           316,599       .26
Susan S. Young                534,480          534,480              --               --            --           534,480       .43
Thomas Tripp Shaw             383,846          383,846              --               --            --           383,846       .31
Lewis Clayton Shaw            605,812          605,812              --               --            --           605,812       .49
Julian D. Saul                116,954       11,277,678         388,989          388,989            --        11,666,667      9.41
Julian D. Saul Family Trust        --       11,160,724              --               --            --        11,160,724      9.00
Anita Saul                         --               --         388,989          388,989            --           388,989       .31
Anita Saul Family Trust            --               --         388,989          388,989            --           388,989       .31
W. Norris Little              318,640          318,640         110,210          110,210            --           428,850       .35
Billie Mancin Little               --               --         110,210          110,210            --           110,210       .09
Little Family Limited
  Partnership                 110,210          110,210              --               --            --           110,210       .09
William C. Lusk, Jr.          626,129          626,129           8,528            8,528            --           634,657       .51
Vance D. Bell                 116,450          116,450              --               --        55,800           172,250       .14
Gerald Embry                  339,982          339,982           4,844            4,844         2,700           347,526       .28
Spright D. Holland             30,270           30,270           1,450            1,450        32,400            64,120       .05
Kenneth G. Jackson             16,212           16,212              --               --        58,600            74,812       .06
Jeffrey Todd Meadows            6,283            6,283              --               --        41,400            47,683       .03
Percy D. Merritt               27,167           27,167              --               --        61,400            88,567       .07
Henry H. Long                  27,761           27,761              --               --        61,400            89,161       .07
Julius C. Shaw, Jr.            47,828          555,712              --               --        35,500           591,212       .47
J. C. Shaw                         --        6,425,418          64,622           64,622            --         6,490,040      5.23
Shaw Family Holdings, LLC          --        1,054,603              --               --            --         1,054,603       .85
Linda Saul Schejola            77,969        7,777,777              --               --            --         7,777,777      6.27
Linda Saul Schejola Family
  Trust                            --        7,699,808              --               --            --         7,699,808      6.21
R. Julian McCamy(1)           428,186        2,001,125       1,163,169        1,163,169            --         3,163,344      2.55
Eleanor Shaw McCamy                --        1,163,169              --               --            --         1,163,169       .94

---------------

*Represent shares subject to stock options exercisable within 60 days.

(1) Mr. McCamy disclaims beneficial ownership of 1,163,169 shares held by his spouse, Eleanor Shaw McCamy, and of 58,520 shares held in trust for his children.